Exhibit (a)(5)(D)

Ronex Holdings Extends the Initial Offer Period in its Partial Tender Offer for Retalix Shares

Tel Aviv, Israel, February 17, 2009 – Ronex Holdings, Limited Partnership (“Ronex”), an Israeli limited partnership wholly-owned by the FIMI private equity funds, announced today that it extended to Tuesday February 24, 2009 at 10:00 a.m. New York time, or 5:00 p.m., Israel Time, the Initial Offer Period for its cash tender offer to purchase up to 2,038,977 ordinary shares of Retalix Ltd. (Nasdaq: RTLX), or approximately 10% of the outstanding shares, for $6.00 per share.

Through February 13, 2009, a total of 844,882 Retalix shares had been tendered pursuant to the terms of the offer and not withdrawn. The Initial Offer Period is extended due to a disclosure made today by Retalix that it has received a non-binding letter of intent to acquire all of Retalix’s shares for a cash amount of $8 per share. Ronex is extending the Initial Offer Period to allow shareholders to consider this information before making a decision whether to tender their shares in the Offer to Purchase or withdraw shares that have already been tendered.

Clal Finance Batucha Investment Management Ltd., the Israeli Depositary in the offer, has confirmed that its undertaking to guarantee the fulfillment of the bidder’s obligations under the Offer to Purchase shall remain in effect following the extension of the Initial Offer Period.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO, as amended, filed with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Retalix. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Retalix should read the tender offer materials filed by Ronex. Shareholders of Retalix should read the tender offer materials because they contain important information about the tender offer. The tender offer materials and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting Georgeson, Inc., the information agent for the tender offer, at (212) 440-9800 or toll free (800) 456-6497. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Retalix. Ronex undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Ronex Holdings, Limited Partnership: Ronex Holdings, Limited Partnership, is an Israeli limited partnership formed in 2008 for the sole purpose of acquiring shares in Retalix. Its limited partners are FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership and FIMI Opportunity IV, L.P. which are limited partnerships that are part of a group of private equity funds known as the FIMI Funds. The FIMI Funds invest in companies that are predominantly located in Israel or that have significant ties or relations to Israel.

Ronex Holdings Contact:
Address: Rubinstein House, 37 Menachem Begin Rd., Tel-Aviv 67137, Israel
Tel: +972-3-565-2244
E-mail: fimi@fimi.co.il